Exhibit 99.2

NOTICE TO SHAREHOLDERS
FOR THE THREE AND SIX MONTHS ENDED
SEPTEMBER 30, 2008

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated interim financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the March 31, 2008 audited annual consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these interim consolidated financial statements have been fairly presented.

No Auditors' Involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited interim consolidated financial statements for the three and six months ended September 30, 2008 and 2007.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited)

	September 30, 2008	March 31, 2008

Assets

Current assets
Cash	$33,886	$144,750
Short-term investment	733,673	1,437,377
Marketable securities	14,171	37,569
Amounts receivable	133,025	103,399
Advances and prepaid expenses	53,224	56,932
	967,979	1,780,027
Investment in Gahcho Kué Project (Note 5)	64,990,465	64,984,140

Total assets	$65,958,444	$66,764,167

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$168,554	$213,078

Long-term liabilities
Future income tax liabilities	5,909,363	5,909,363

Shareholders' equity:
Share capital (Note 6)	85,870,841	85,581,729
Contributed surplus (Note 6)	690,600	945,210
Deficit	(26,690,453)	(25,918,150)
Accumulated other comprehensive income	9,539	32,937

Total shareholders' equity	59,880,527	60,641,726

Total liabilities and shareholders' equity	$65,958,444	$66,764,167

Nature of operations (Note 1)
Going concern (Note 1)

On behalf of the Board of Directors:

“Jonathan Comerford”	“Patrick Evans”
Jonathan Comerford, Director	Patrick Evans, Director

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended			For the Six Months Ended
		September 30,		September 30,
	2008	2007	2008	2007
Expenses:
Amortization	$-	$-	$-	$(14,239)
Consulting fees	(161,604)	(113,618)	(430,826)	(238,268)
Interest and bank charges	(511)	(735)	(1,185)	(1,593)
Office and administration	(23,843)	(36,085)	(47,231)	(69,284)
Professional fees	(58,029)	(47,249)	(111,030)	(80,349)
Promotion and investor relations	(71,582)	(74,612)	(74,432)	(77,169)
Salary and benefits	(3,628)	(765)	(24,750)	(41,347)
Transfer agent and regulatory fees	(26,627)	(22,221)	(71,730)	(66,914)
Travel	(15,779)	(33,034)	(34,727)	(50,104)
Net loss for the period before the undernoted	(361,603)	(328,319)	(795,911)	(639,267)
Other earnings:
Interest income	9,698	25,986	23,608	29,614
Gain on sale of investment	-	1,075,420	-	1,075,420
	9,698	1,101,406	23,608	1,105,034
Net (loss) income for the period	(351,905)	773,087	(772,303)	465,767
Deficit, beginning of period	$(26,338,548)	(26,391,001)	(25,918,150)	(26,083,681)
Deficit, end of period	$(26,690,453)	$(25,617,914)	$(26,690,453)	$(25,617,914)
Basic and diluted earnings (loss) per share	$(0.01)	$0.01	$(0.01)	$0.01
Weighted average number of shares Outstanding	59,932,381	59,745,792	59,926,636	59,585,459

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statement of Comprehensive Income
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Net (loss) income for the period	$(351,905)	$773,087	$(772,303)	$465,767
Other Comprehensive income
Unrealized loss on marketable securities	(23,648)	(6,470)	(23,398)	(5,989)
Increase in value of long-term investment	-	115,420	-	795,420
Recycling of gain on sale of long-term investment	-	(1,075,420)	-	(1,075,420)
Recycling on opening unrealized gain on long-term investment	-	280,000	-	280,000
Comprehensive (Loss) Income	$(375,553)	$86,617	$(795,701)	$459,778

Consolidated Statement of Accumulated Other Comprehensive Income
(Expressed in Canadian Dollars)
(Unaudited)

	For the Six Months Ended
		September 30,
	2008	2007
Balance, beginning of period	$32,937	$-
Adjustment at beginning of period due to change in accounting for available-for-sale assets
- marketable securities	-	47,176
- long-term investment	-	280,000
Change in fair value of available-for-sale assets
- marketable securities	(23,398)	(5,989)
- long-term investment	-	795,420
Recycling of gain on sale of long-term investment through other comprehensive income	-	(1,075,420)
Balance, end of period	$9,539	$41,187

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	For the Three Months ended		For the Six Months Ended
	September 30,			September 30,
	2008	2007	2008	2007
Cash provided by (used in):
Operating activities:
Net (loss) income for the period	$(351,905)	$773,087	$(772,303)	$465,767
Items not involving cash:
Amortization	-	-	-	14,239
Gain on sale of long-term investment	-	(1,075,420)	-	(1,075,420)
Changes in non-cash operating working capital
Amounts receivable	39,228	84,504	(29,626)	(4,434)
Advances and prepaid expenses	17,010	10,224	3,708	(34,999)
Accounts payable and accrued liabilities	(262,058)	(122,956)	(44,524)	(238,928)
	(557,725)	(330,561)	(842,745)	(873,775)
Investing activities:
Deferred exploration costs	(3,180)	(3,286)	(6,325)	(7,066)
Investment in short-term investment	467,613	-	703,704	275,000
Proceeds from sale of investment	-	1,995,420	-	1,995,420
Acquisition of Camphor Ventures, net of cash acquired	-	-	-	390,082
	464,433	1,992,134	697,379	2,653,436
Financing activities:
Shares issued for cash	-	33,451	34,502	33,451
Decrease (increase) in cash	(93,292)	1,695,024	(110,864)	1,813,112
Cash, beginning of period	127,178	298,058	144,750	179,970
Cash, end of period	$33,886	$1,993,082	$33,886	$1,993,082

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

1.          Nature of Operations and Basis of Presentation

The Company is in the process of exploring and permitting its mineral properties primarily in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 5), and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development and discover economically recoverable reserves, successful permitting, and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

The Company’s ability to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities is dependent on the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to fund its operations, and the future production or proceeds from developed properties. These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the disclosures and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements and as such should be read in conjunction with the audited consolidated financial statements and the notes thereto for the Company for the year ended March 31, 2008.

The consolidated balance sheet at March 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements, except with respect to the new and revised accounting standards which the Company is required to adopt under Canadian GAAP for interim and financial statements relating to its fiscal year commencing April 1, 2008. Such new and revised accounting standards are described in Note 2.

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

2.          Change in Accounting Policies

The Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing April 1, 2008:

(a)         Capital Disclosures
New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital, and how it is managed and requires the following disclosures:

(i)      qualitative information about the entity’s objectives, policies and processes for managing capital;
(ii)     summary quantitative data about what it manages as capital;
(iii)     whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(iv)     when it has not complied with such externally imposed capital requirements, theconsequences of such non-compliance.

There is no impact on the Company’s financial statements from the adoption of this standard as it affects only disclosure requirements discussed in Note 7.

(b)          Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments - Disclosures”, and 3863, “Financial Instruments - Presentation”, replace existing Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

There is no impact on the Company’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements discussed in Note 4.

(c)          Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard does not impact the Company’s financial statements as the Company does not hold inventories at this time.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

3.          Future Accounting Policy Changes

(a)          Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

(b)          International Financial Reporting Standards

The Canadian Accounting Standards Board will require all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company expects the transition to IFRS to impact accounting policies, financial reporting, business processes, internal controls over financial reporting, disclosure controls and procedures, and information systems. The Company will continue its efforts to assess the impact of the Company’s transition to IFRS, including continuing to invest in training and resources throughout the transition period to facilitate a timely conversion.

4.          Financial Instruments

Financial Assets and Liabilities

Information regarding the Company’s financial assets and liabilities is summarized as follows:

	September 30, 2008			March 31, 2008
	Fair Value	Carrying Value	Fair Value	Carrying Value
Held for trading -
Cash	$33,886	$33,886	$144,750	$144,750
Short-term investment	733,673	733,673	1,437,377	1,437,377
	$767,559	$767,559	$1,582,127	$1,582,127
Available-for-sale Marketable securities	$14,171	$14,171	$37,569	$37,569
Amounts receivable	$133,025	$133,025	$103,399	$103,399
Accounts payable and accrued liabilities	$168,554	$168,554	$213,078	$213,078

The short-term investment held at September 30, 2008 is carried at cost, plus accrued interest. The Company has recognized accrued interest included in the short-term investment in the quarter ended September 30, 2008 of $9,577, and in the six months ended September 30, 2008 of $23,487. Given its proximity to maturity (October 4, 2008) and low investment risk, the Company estimates that the carrying amount of the short-term investment reasonably approximates its fair value. There is no restriction on the use of the short-term investment.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

4.          Financial Instruments (continued)

Upon its maturity at October 4, 2008, a new short-term investment was purchased for a term of one year, cashable at any time after the first thirty days of the term.

The balance of interest income recognized in the Company’s financial statements represents interest income from all other sources.

The fair values of the amounts receivable and accounts payable and accrued liabilities are considered to be the same as their carrying values.

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

September 30, 2008
Amounts receivable -
Currently due	$18,604
Past due by 90 days or less, not impaired	-
Past due by greater than 90 days, not impaired	114,421
133,025
Cash	33,886
Short-term investment	733,673
$900,584

All of the Company’s cash and short-term investment are held with a major financial institution in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Company to credit risk are primarily amounts receivable. Management actively monitors the Company’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Company considers the risk of loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including the Canadian government for goods and services tax refunds receivable in the amount of approximately $114,000, approximately $93,000 of which is expected in November 2008. Other receivables are minimal and also considered to be free of risk of loss.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company is not currently required to fund the exploration and development work of the Gahcho Kué Project (see Note 5). The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 7. The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period. Other than minimal office space rental commitments, there are no other capital or operating lease commitments.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

4.          Financial Instruments (continued)

Market Risk

The Company’s marketable securities are classified as available-for-sale, and are subject to changes in the market. They are recorded at fair value in the Company’s financial statements, based on the closing market value at the end of the period for each security included. The original cost of the marketable securities is $4,632. The Company’s exposure to market risk is not considered to be material.

Currency Risk

The Company is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

September 30, 2008
Cash	$2,353
Amounts receivable	2,670
Accounts payable and accrued liabilities	(17,118)
Net exposure	$(12,095)

Based on the above net exposure at September 30, 2008, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $1,210 increase or decrease respectively in both net and comprehensive loss. The Company currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its operations are located in Canada. Accordingly, the Company has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Company has no significant exposure at September 30, 2008 to interest rate risk through its financial instruments. The short-term investment is at a fixed rate of interest that does not fluctuate during the term.

5.          Investment in Gahcho Kué Project:

	September 30, 2008	March 31, 2008
Opening balance, beginning of period	$64,984,140	$32,570,324
Mineral Acquisition Properties - Camphor acquisition	-	32,400,320
Mining lease costs	6,325	13,496
Closing balance, end of period	$64,990,465	$64,984,140

Gahcho Kué Project:

The Company holds a 49% interest in the Gahcho Kué Project located in the District of Mackenzie, Northwest Territories, Canada, and De Beers Canada (“De Beers Canada”) holds the remaining 51% interest. De Beers Canada may under certain circumstances earn up to a 60% interest in the Gahcho Kué Project.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

6.          Share Capital and Contributed Surplus:

(a)          Authorized

Unlimited number of common shares without par value

(b)          Issued and fully paid:

	Number of shares	Amount
Balance, March 31, 2008	59,870,881	$85,581,729
Exercise of stock options	61,500	34,502
Value of stock options exercised	-	254,610
Balance, September 30, 2008	59,932,381	$85,870,841

(c)       Stock options:

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the “Plan”) which was amended on February 1, 1999, and subsequently on September 27, 2002. The Board of Directors has the authority and discretion to grant stock option awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to insiders and significant shareholders to maximums identified in the Plan. The aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 3,677,300 shares, and as at September 30, 2008, there were 1,327,432 shares available to be issued under the Plan.

The following presents the continuity of stock options outstanding:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2008	461,500	$2.47
Exercised	(61,500)	0.56
Balance, September 30, 2008	400,000	$2.76

The following are the stock options outstanding and exercisable at September 30, 2008.

Expiry Date	Black-Scholes Value	Number of Options	Weighted Average Remaining Life	Exercise Price
October 1, 2009	$189,400	200,000	1.00 years	$1.96
November 1, 2010	180,100	100,000	2.09 years	$2.63
January 30, 2011	321,100	100,000	2.34 years	$4.50
	$690,600	400,000	1.61 years

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
For the Six Months Ended September 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

6.          Share Capital and Contributed Surplus (continued):

(c)          Stock options (continued):

The fair value of the options granted has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Fiscal Year:	2006
Dividend yield	0%
Expected volatility	84%-89.78%
Risk-free interest rate	3.9%
Expected life	5 years

(d)          Contributed surplus:

Amount
Balance, March 31, 2008	$945,210
Value on exercise of stock options transferred to share capital	(254,610)
Balance, September 30, 2008	$690,600

(e)          Shareholder Rights Plan:

On August 4, 2006, the Board of Directors of the Company approved a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

7.          Management of Capital

The capital managed by the Company includes the components of Shareholders’ Equity as described in Note 6. The Company is not subject to externally imposed capital requirements.

The Company’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of financing to fund its operations, and to support the working capital required to maintain its ability to continue as a going concern. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Company considers all sources of financing reasonably available to it. The Company’s overall strategy with respect to management of capital remains unchanged from the year ended March 31, 2008.